Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019

The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENCED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2018	2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	$5,325	$14,388
Bank deposit	1,000	-
Marketable securities	56,662	35,519
Receivables from collaborative arrangements	-	7,826
Prepaid expenses and other current assets	2,987	1,097
TOTAL CURRENT ASSETS	65,974	58,830

NON-CURRENT ASSETS:
Restricted long-term deposits	462	467
Property and equipment, net	2,604	2,454
Operating lease right-of-use assets	-	952
Funds in respect of employee rights upon retirement	642	675
TOTAL NON-CURRENT ASSETS	3,708	4,548

TOTAL ASSETS	$69,682	$63,378
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$2,924	$2,767
Other account payable	1,971	4,063
Current maturities of operating leases	-	526
TOTAL CURRENT LIABILITIES	4,895	7,356

LONG-TERM LIABILITIES -
Operating leases liabilities	-	323
Liability for employee rights upon retirement	878	957
TOTAL LONG-TERM LIABILITIES	878	1,280
COMMITMENTS
TOTAL LIABILITIES	5,773	8,636

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2018 and June 30, 2019; issued and outstanding: 18,949,968 as of December 31, 2018 and June 30, 2019	520	520
Additional paid-in capital	190,853	192,340
Accumulated deficit	(127,464)	(138,118)
TOTAL SHAREHOLDERS' EQUITY	63,909	54,742
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$69,682	$63,378

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENCED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2018	2019	2018	2019
COLLABORATION REVENUES	$93	$14,151	$49	$7,793
RESEARCH AND DEVELOPMENT EXPENSES	$10,462	22,233	5,817	11,440
GENERAL AND ADMINISTRATIVE EXPENSES	2,660	3,332	1,518	1,638
TOTAL OPERATING LOSS	13,029	11,414	7,286	5,285
FINANCIAL INCOME, net	(409)	(760)	(379)	(359)
LOSS FOR THE PERIOD	$12,620	$10,654	$6,907	$4,926
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.75	$0.56	$0.36	$0.26
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	16,761,158	18,949,968	18,949,968	18,949,968

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2018	6,290,244	$82	$42,480	$(95,261)	$(52,699)
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2018:
Loss for the period				(12,620)	(12,620)
Issuance of bonus shares	*	66	(66)		-
Conversion of loans from the controlling shareholder	5,444,825	160	65,178		65,338
Issuance of shares throught an initial public offering, net of issuance costs	7,187,500	211	78,564		78,775
Exercise of options granted to an employee	27,399	1	43		44
Share-based compensation			2,708		2,708
BALANCE AT JUNE 30, 2018	18,949,968	$520	$188,907	$(107,881)	$81,546
BALANCE AS OF JANUARY 1, 2019	18,949,968	$520	$190,853	$(127,464)	$63,909
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2019:
Loss for the period				(10,654)	(10,654)
Share-based compensation			1,487		1,487
BALANCE AT JUNE 30, 2019	18,949,968	$520	$192,340	$(138,118)	$54,742

* less than $1 thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(12,620)	$(10,654)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	361	432
Changes in accrued liability for employee rights upon retirement, net	125	46
Share-based compensation	2,708	1,487
Financial expenses (income), net	(27)	43
Net changes in operating leases	-	(103)
Changes in fair value of marketable securities	(436)	(79)
Changes in operating asset and liabilities:
Accounts receivable	-	(7,826)
Prepaid expenses and other current assets	(556)	1,890
Accounts payable and other	2,105	1,935
Long-term receivables	49	-
Net cash used in operating activities	(8,291)	(12,829)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(587)	(282)
Investment in marketable securities	(59,407)	(2,551)
Proceeds from sale of marketable securities	-	23,773
Short-term deposits	3,000	1,000
Long-term deposits	5	(5)
Net cash provided by (used in) investing activities	(56,989)	21,935
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceed from exercise of options granted to an employee	44	-
Proceeds from issuance of shares throught an initial public offering, net of issuance costs	78,775	-
Net cash provided by financing activities	78,819	-
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	27	(43)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,566	9,063
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	5,024	5,675
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIODs	$18,590	$14,738
Cash and Cash equivalents	18,240	14,388
Restricted cash	350	350
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	18,590	14,738

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS -
Purchase of property and equipment	$62	-
Conversion of loans received from the controlling shareholder	$65,338	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (the "Company") is an Israeli Company incorporated in 1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company’s lead product candidates are based upon its proprietary microencapsulation delivery system, consisting of microcapsules made of precipitated silica. In addition to these novel product candidates, the Company’s product pipeline includes generic product candidates.

On August 4, 2014, 100% of the Company’s shares were acquired by its current controlling shareholder (the “controlling shareholder”).

In January 2018, the Company completed an Initial Public Offering ("IPO") on the NASDAQ Stock Market, in which it issued 6,250,000 Ordinary shares at a price per share of $12. During February 2018 the underwriters exercised their green shoe option and purchased additional 937,500 ordinary shares at the same price per share. The total proceeds received from the IPO, net of issuance costs, were approximately $78.8 million.

Immediately prior to the closing of the IPO, the outstanding promissory note was automatically converted into 5,444,825 Ordinary shares of the Company based on the IPO price of $12 per ordinary share.

In 2018, the Company incorporated a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary commenced operations in 2019 and will support the Company with regard to marketing, regulatory affairs and business development relating its products and technology in the U.S. The Subsidiary is consolidated as part of the Company’s financial statements commencing January 1, 2019.

Since incorporation through June 30, 2019, the Company has an accumulated deficit of approximately $138,100 and its activities have been funded mainly by its shareholders and revenue from royalties. The Company's cash and cash equivalents, bank deposits and marketable securities as of June 30, 2019 will allow the Company to fund its operating plan through at least the next 12 months  from the financial statements issuance date. However, the Company expects to continue to incur significant research and development and other costs related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.
Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements.  Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements.  In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2019, the consolidated results of operations for the six and three month periods anded June 30 2018 and 2019 and statements of changes in shareholders' equity and cash flows for the six month period ended June 30, 2018 and 2019.

The consolidated results for the six and three months period ended June 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2018. The comparative balance sheet at December 31, 2018 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

b.
Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include 1,251,378  and 1,263,852 options and restricted shares for the six and the three months ended June 30, 2019, respectively and 1,090,213 and 1,188,067 options and restricted shares for the six and the three months ended June 30, 2018, respectively, because the effect would be anti-dilutive.

c.
Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Codification, Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, an entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company identifies the performance obligations in the contract by assessing whether the goods or services promised within each contract are distinct. The Company then recognize revenue for the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Collaborative Arrangements

The Company entered into collaborative arrangements with partners that fall under the scope of ASC, Topic 808, Collaborative Arrangements (“ASC 808”). While these arrangements are in the scope of ASC 808, the Company may analogize to ASC 606 for some aspects of the arrangements. The Company analogizes to ASC 606 for certain activities within the collaborative arrangement for the delivery of a good or service (i.e., a unit of account) that is part of its ongoing major or central operations. Revenue recognized by analogizing to ASC 606 is recorded as “collaboration revenues”.

The terms of the Company’s collaborative arrangements typically include one or more of the following: (i) royalties on net sales of licensed products; (ii) reimbursements or cost-sharing of R&D expenses. Each of these payments results in collaboration revenues or an offset against R&D expense.

Royalties: For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Under certain collaborative arrangements, the Company has been reimbursed for a portion of its R&D expenses or participates in the cost-sharing of such R&D expenses. Such reimbursements and cost-sharing arrangements have been reflected as a reduction of R&D expense in the Company’s consolidated statements of operations, as the Company does not consider performing research and development services for reimbursement to be a part of its ongoing major or central operations.

d.	Leases

As of January 1, 2019, the Company adopted ASU No. 2016-02, “Leases (Topic 842),” which requires leases with durations greater than twelve months to be recognized on the balance sheet. The Company adopted the standard using the modified retrospective approach with an effective date as of the beginning of the Company's fiscal year, January 1, 2019. The Company elected the package of transition provisions available for expired or existing contracts, which allowed it to carryforward its historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs.

Right of Use ("ROU") assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit rate when readily determinable. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected the practical expedient to not separate lease and non-lease components for the leases.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Condensed Consolidated Financial Statements for the six and three months ended June 30, 2019 are presented under the new standard, while comparative period presented is not adjusted and continue to be reported in accordance with the historical accounting policy.

Upon adoption, the new standard resulted in an increase of $1,200 in operating lease ROU assets and corresponding liabilities on the Company’s consolidated balance sheet and did not have a material impact on the Company’s condensed consolidated statements of operations or condensed consolidated statements of cash flows.  See also note 5.

NOTE 3 — MARKETABLE SECURITIES

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2018	2019
Level 2 securities:
U.S government and agency bonds	$7,933	$3,996
Canada government bonds	1,009	1,007
Other foreign government bonds	5,259	2,977
Corporate bonds*	42,461	27,539
Total	$56,662	$35,519

* Investments in Corporate bonds rated A or higher.

The Company’s debt securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Accordingly, these assets are categorized as Level 2.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended	For the Six Months ended
	December 31, 2018	June 30, 2019

Balance at beginning of the period	$-	$56,662
Additions	71,783	2,551
Sale or maturity	(15,092)	(23,773)
Changes in fair value during the period	(29)	79
Balance at end of the period	$56,662	$35,519

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 3 — MARKETABLE SECURITIES (continued):

As of June 30, 2019, the Company’s debt securities had the following maturity dates:

Market value
June 30,
2019
Due within one year	34,014
Between 1-2 years	1,505

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, restricted long term deposits, accrued expenses and other liabilities approximates their fair value.

NOTE 4 – REVENUE FROM COLLABORATION AGREEMENTS

a.
In 2007, the Company granted rights to a  third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In  2016 through 2019, the Company entered into several collaboration agreements with two third parties for the development, manufacturing and commercialization of several product candidates. Under the agreements, the third parties are obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the third parties has exclusive rights and is required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to 50% of the third parties’ gross profits related to the sale of these products, as such term is defined in the agreements.

In February 2019, the Company announced that a third party has received final approval from the FDA for the first generic version of a drug product.  During the six months ended June 30, 2019 the Company recognized revenues from royalties related to sales of products in the U.S. under this agreement in the amount of $14,083.

This Agreement is considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes revenues from royalty when the related sales occur.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 5 – COMMITMENTS

Lease Agreements

The Company leases offices and Vehicles under operating leases. For leases with terms greater than 12 months, the Company record the related asset and obligation at the present value of lease payments over the term.

The Company leases do not provide a readily determinable implicit rate. Therefore, the Company estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Offices
The Company leases office spaces and research and development facilities under several agreements. These agreements are linked to the change in the Israeli consumer price index and expire in December 2020. These agreements are considered as operating leases and presented under operating lease right-of-use assets.

Vehicles
The Company has entered into operating lease agreements for vehicles used by its employees for a period of 3 years. These contracts are considered as operating  leases and presented under operating lease right-of-use assets.

Lease Position
The table below presents the lease-related assets and liabilities recorded on the condensed consolidated balance sheet:

As of June 30, 2019
Assets
Operating Leases
Operating lease right-of-use assets	$952

Liabilities
Current liabilities
Current maturities of operating leases	$526
Long-term liabilities
Non-current operating leases	$323

Weighted Average Remaining Lease Term
Operating leases	0.66

Weighted Average Discount Rate
Operating leases	9.79%

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 5 – COMMITMENTS (continued):

Lease Costs
The table below present certain information related to lease costs of operating leases during the six and three month periods ended June 30, 2019:

	Six-Months Ended June 30, 2019	Three-Months Ended June 30, 2019

Operating lease cost:	$325	$156

The table below presents supplemental cash flow information related to leases during the six and three month periods ended June 30, 2019:

	Six Months Ended June 30, 2019	Three-Months Ended June 30, 2019

Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	$475	$306

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the condensed consolidated balance sheet:

Operating Leases
Six months ended June 30,
Remaining months 2019	$216
2020	651
2021	45
Total minimum lease payments	912
Less: amount of lease payments representing interest	(63)
Present value of future minimum lease payments	849
Less: Current leases obligations	526
Long-term leases obligations	$323

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 5 – COMMITMENTS (continued):

Future minimum lease commitments under non-cancelable operating lease agreements as of December 31, 2018 are as follows:

2019	$662
2020	613
2021	28
Total	$1,303

NOTE 6 - SHARE CAPITAL

Options grants

During the six months ended June 30, 2019, the Company granted 89,000 options to employees:

i.	In January 2019, the Company granted a total of 80,000 options to an executive officer to purchase ordinary shares at an exercise price of $5.95 per share.

ii.	In May 2019, the Company granted a total of 9,000 options to several employees to purchase ordinary shares at an exercise price of $7.32 per share.

The options vest over a period of 4 years; 25% of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted in 2019 was $446. The underlying data used for computing the fair value of the options are as follows:

2019
Value of one ordinary share	$6.08-$7.95
Dividend yield	0%
Expected volatility	74.87%-77.83%
Risk-free interest rate	2.33%-2.75%
Expected term	7 years

NOTE 7 - RELATED PARTIES:

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.
b.	As to options granted to an executive officer, see note 6.

NOTE 8 - SUBSEQUENT EVENT

On August 12, 2019, the Company completed an underwritten follow-on public offering, in which it issued 1,437,500 ordinary shares, including the full exercise by the underwriters of their option to purchase 187,500 additional ordinary shares, at a public offering price of $8.00 per ordinary share. The net proceeds received from the offering were $10.81 million after deducting underwriting discounts and commissions and without deducting other offering expenses.